QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road, Sartu District
163300 Daqing, PRC

July 20, 2011

William H Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Item 4.01 Form 8-K
Filed July 13, 2011
File No. 1-34498

Dear Mr. Thompson:

QKL Stores Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on July 13, 2011 (the “Form 8-K”).

Based on Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter on July 18, 2011 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded to each of the comments set forth in the Comment Letter.

Item 4.01 8-K Filed July 13, 2011

1.	Our records show your file number is 1-34498 instead of 33-10893. Please revise the cover page to include the correct file number.

Response:

We have revised the file number in the Form 8-K/A accordingly.

2.
Please revise the period during which there were no consultations with the new accountant. This period should include the two most recent fiscal years and any subsequent interim period through July 8, 2011, the date of engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:

We have revised the disclosure in the Form 8-K/A accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mr Eric Doering, Esq. our U.S. legal counsel at (212) 407-4214.

Sincerely,

QKL Stores Inc.

By : _/s/ Zhuangyi Wang__
Name:  Zhuangyi Wang
Title:   Chief Executive Officer

c.c. Mitchell S. Nussbaum, Esq.

       Eric Doering, Esq.